ASI Entertainment, Inc.
1/12 Candlebark Crt.,  Research,  Victoria,  3095,  Australia
Telephone : +61.3.9437 1028 . E-mail: info@asieinc.com


February 3, 2005



Mr D. R. Humphrey
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C., 20549



Dear Mr Humphrey

Re:	Commission File Number: 0-27881

In response to your letter dated January 26, 2005, I advise as follows:

1. An amended Form 10-KSB was filed because the Certification of the Chief Financial Officer and the Certificate Pursuant to Section 906 of the Sorbannes-Oxley Act of 2002 were omitted from the original 10-KSB filing.

There was a technical error in the filing the 10-QSB for the December 31, 2003 quarter which resulted in only part of the document being available on EDGAR. The complete document was filed as the 10-QSB/A when the problem was identified.

2. Comprehensive income items are presented net-of-tax. We will clarify this on the Statement in future filings, as well as change the title.

3. The "Paid In Capital - Discount on Shares" arose from the transactions for the purchase of ASI Entertainment Pty Ltd by ASI Entertainment Inc. and the accounting treatment of the assets acquired. This was explained in the notes to the accounts in the SB-2 filed with the SEC in 1998/1999. The note in the audited accounts stated:
"NOTE  6 - ADDITIONAL PAID-IN CAPITAL - DISCOUNT ON SHARES
On January 9, 1996, the Company acquired from ASIT, its parent at that time (See Notes 5 and 9), a 40% beneficiary interest in ASI Media Unit Trust, a 40% shareholder interest in ASI Media Pty. Ltd., an exclusive value added reseller agreement with ASIT for ACAMS II Cabin Management and Communications Systems, a teaming agreement between ASIT and Canadian Marconi Corporation dated February 14, 1995, and the intellectual property of the ASI-9000 Program for a total purchase price of $894,600 as translated to United States Dollars on the transaction date. Payment was made by issuing 12,000,000 ordinary shares of the Company's capital to ASIT. The teaming agreement was subsequently terminated and a portion of the purchase price at the transaction date in the amount of $149,100 ($149,340 as translated at the year-end rate) was allocated to the investment in the Unit Trust and $30 to the investment in ASI Media. At the purchase date of January 9, 1996, the technological feasibility of the ASI-9000 Program had not yet been established and the technology had no alternative future use. Consequently, all research and development costs had been expensed by ASIT leaving a zero historical cost basis as defined under generally accepted accounting principles. The excess of the par value of the shares issued by the Company over the original cost basis of ASIT represents the remaining $745,470 of the purchase price. This amount is considered a distribution of equity to ASIT since they had no cost basis in the intellectual property of the ASI-9000 Program and the value added reseller agreement. Accordingly, the $745,470 was recorded as additional paid-in capital-discount on shares."

As the shares have a par value of $0.0001, the shares transferred to the shareholders of ASI Entertainment Pty Ltd were at a premium over the par value.

4.  Source of revenue 2003 - AirTV; No significant Cost of Sales
Source of revenue 2004 - AirOne; Cost of Sale - software licences.

5. ASI Media Pty. Ltd. has a value of A$100. This has been consolidated into ASI Entertainment Inc.

6. ASI's products have moved past the research and development phase and are being actively marketed to airlines. Software costs incurred now are for airline application specific modifications.

7. Accounting policy is now to write off accounts receivable if they are not collected within 12 months of invoicing. This was applied to the accounts receivable outstanding at June 30, 2004.

8.  The note on Per Share Data will be amended with the next filing.

9. The Company has formalized a pricing policy, effective January 1, 2005. There are two ways ASI will generate income under its airline programs. Firstly, under a revenue services agreement, revenue from email and internet services will be received by ASI which will then pay an agreed commission to the respective airline. Secondly, under a software license agreement, flight log services will be provided to airlines on the basis of an agreed fee for each flight the service is used on. In regard to both services, the airline buys the hardware and ASI may receive commission on the sale of the hardware, subject to final contract negotiations.

With the RFID tags, ASI will sell hardware and supply the tags on an on-going basis at prices determined by customer volumes.

10.  Refer to answer for question 9.

11. Note 2 needs to be reworded. The debt arises from management fees due to the related parties rather than expenses incurred on behalf of the Company.

12. The significant component of the balance is for ACAMS. The current estimated life of the ACAMS is 5 years and they are being depreciated at 20% per annum.

13. The ACAMS were acquired in 1998. The systems have been installed by prospective customers on Boeing B747-400 and Boeing B767-300 aircraft for FAA certification and subsequent passenger demonstrations. ASI is negotiating with its current customer airlines to sell the ACAMS units.

14. Suggested by the company's auditor in preparation of the 2003 10-KSB. The percentage applied was advised by the auditor.

15. The Company uses the cash flow estimation method from Paragraph 18 SFAS 144 to test long lived asset recoverability. The Company began impairment testing in 2003 of the ACAMS systems because several years after initial purchase the majority of the equipment still was not in service generating revenue. Although the cash flow tests indicated no need to impair, and no technological obsolescence was noted, the auditor felt that for conservatism's sake and due to the rapid change of technology in general, a write down of some type would be appropriate. 20% per year was chosen, as that figure resembles yearly depreciation if the equipment were in service.

16. 16. $0.50 options were issued on a one for one basis to investors who purchased the shares at $0.50 per share at a time when the market price was less. Some of the investors/recipients of the options were existing shareholders who purchased more shares.
Dollar impact of the issue of options was nil, apart from the imputed cost taken up in the accounts. Should the options be exercised, ASI will receive 50 cents per share.

17. The majority of the shares were issued to McBain & Co as compensation for corporate advisory services and to Searchlight Securities for legal services. The corporate advisory services included capital raising, investor relations and general corporate advise. The legal advise included preparation and review of various legal documents and agreements and advise on corporate legal issues.

Should you have further questions, please contact me.

Yours sincerely





Philip Shiels
Chief Financial Officer